EIGER PROVIDES UPDATE ON NEWLOOK ACQUISITION OF ONLINETEL

TORONTO, February 23, 2004 – Eiger Technology, Inc. (“Eiger”) (TSX: AXA, OTCBB: ETIFF) announces that it has amended the terms of Newlook Industries Corp.’s (“Newlook”) (TSXV: NLI) agreement to acquire Onlinetel Corp. (“Onlinetel”). The agreement has been amended such that, in conjunction with its closing, Eiger will accept a debt settlement for $1,200,000 owed to it by Onlinetel. Newlook has additionally agreed to guarantee the balance of the debt owed to Eiger by Onlinetel of $1,784,000 (at September 30, 2003). The total number of shares Newlook will issue to Eiger remain at 20,000,000 (7,272,727 shares for debt settlement and 12,727,273 shares to acquire Onlinetel). Also, the Newlook Private Placement announced on December 4, 2003 will close in conjunction with the closing of the Onlinetel Acquisition Agreement. The adjustments have been made to ensure compliance with the requirements of TSX Venture Exchange rules.

Newlook has submitted all materials covering the transaction amendments including a draft Form 5A Filing Statement to the TSX Venture Exchange. Eiger will inform its shareholders once regulatory approval of the Onlinetel Acquisition Agreement has been obtained or any future results.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc.'s Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.